Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     Report Of Foreign Private Issuer Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the July 18, 2003

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Material Notice - Ultrapar announces the signature of a preliminary agreement to acquire the chemical division of the Berci Group (CANAMEX)

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

Ultrapar announces the signature of a preliminary agreement to acquire the chemical division of the Berci Group (CANAMEX)

São Paulo, Brazil, July 17, 2003 - ULTRAPAR PARTICIPAÇÕES S.A. (ULTRAPAR) (BOVESPA:UGPA4/NYSE:UGP), a company engaged in LPG distribution (Ultragaz), chemical and petrochemical production (Oxiteno) as well as transportation and storage of related products (Ultracargo), announces that it has signed a preliminary agreement to acquire the chemical division of the Berci Group (CANAMEX).

CANAMEX is a specialty chemical producer with 2 plants in Mexico (Guadalajara and Coatzacoalcos), an installed production capacity of 52,800 ton/year and the same technological base as exists at Oxiteno’s surfactants’ plants. The company’s product range is similar to Oxiteno’s and, in the case of some markets, complementary. In 2002, CANAMEX reported sales of US$19.0 million and an operating cash generation (EBITDA) of US$2.0 million. A few years ago, CANAMEX experienced serious financial difficulties, with its control being transferred to a committee of creditor banks. Currently, CANAMEX has been operating at 25% of its installed capacity.

The acquisition is designed to establish a more active presence in the Mexican market of specialty chemicals and to create a production and distribution platform to the United States, besides representing the first stage in Oxiteno’s globalization process.

The agreement, which foresees the acquisition of 100% of the assets of the chemical division of the Berci Group (CANAMEX) in a single cash payment of US$ 11.0 million with no assumption of any remaining debt, should be concluded through the signing of a stock purchase and sale contract. The agreement is still subject to completion of negotiations on a satisfactory basis, a process which is expected to be finalized within two months.

In addition to existing synergies, Ultrapar’s decision to invest was based on the growth potential stemming from the integration of its operations with those of CANAMEX. We expect our own range of technologies, products and uses to boost the future growth of CANAMEX’s chemical operations.

About Ultrapar
Incorporated on December 20, 1953, Ultrapar manages three businesses: Ultragaz, a distributor of Liquefied Petroleum Gas (LPG), Oxiteno, a chemical and petrochemical company, and Ultracargo, a company involved with the transport and storage of chemical and petrochemical products and LPG. Our origins go back to 1937 when Ernesto Igel founded Companhia Ultragaz S.A and introduced LPG as a source of domestic cooking gas in Brazil. Today, we deliver LPG to an estimated 7.5 million households using our own fleet of trucks and approximately 3,000 independent retailers. Oxiteno has four industrial plants located in each one of the Brazilian petrochemical complexes and is one of the largest chemical companies in Brazil with broad-based activities in both the domestic and international markets. Oxiteno’s basic operations are in second generation petrochemicals and extend downstream to more than 30 market segments, notably agricultural chemicals, foodstuffs, cosmetics, leather, detergents, packages, polyester thread and filaments, brake fluids, oil and paints and varnishes. Ultracargo is the only company in the market to provide integrated bulk liquid transport and storage services to the petrochemical segment. The company operates in the fields of projects for, and the operation and management of, logistical solutions for products and operations that require special care as well as dockside handling, pipeline operations, logistics programming and installation engineering.

Financial Highlights
Data for 2002

Income Statement (US$ MM)		Balance Sheet (US$ MM)

		Assets		Liabilities
Net Revenues	1,025.1
		Current Assets	335.9	Liabilities	100.0
Gross Profit	255.8
		Long Term Assets	13.4	Debt	165.1
Operating Income	125.2
		Permanent	252.9	Shareholders' Equity	337.1
Net Income	76.1

EBITDA	166.8	Total Assets	602.2	Total Liabilities	602.2

ULTRAPAR PARTICIPAÇÕES S.A.

Fabio Schvartsman
CFO and Investor Relations Director

For more information, please contact:
Ultrapar Participações S.A.
Investor Relations Department
Phone: 55 11 3177-6695
E-mail: Invest@ultra.com.br

This document may contain forecasts as to future events. Such forecasts reflect merely expectations on the part of the Company’s management. Words such as “believe”, “expect”, “plan”, “strategy”, “prospect”, “forecast”, “estimate”, “project”, “anticipate”, “can” and other words with a similar meaning, are to be understood as preliminary declarations as to future expectations and projections. Such declarations are subject to risks and uncertainties forecasted or otherwise by the Company and may make the effective results significantly different from those that have been projected. For this reason, the reader should not base his/her decisions solely on these estimates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial Officer

Date: July 18, 2003